

Mail Stop 3720

February 16, 2010

Donald W. Smith
Principal Executive Officer
Mitel Networks Corporation
350 Leggett Drive
Ottawa, Ontario
CANADA K2K 2W7

> **Re: Mitel Networks Corporation**
> **Amendment No. 1 to Form F-1**
> **Filed on February 4, 2010**
> **File No. 333-163930**

Dear Mr. Smith:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please note, we have not yet received the supplemental materials referenced in response to comment five from our letter dated January 15, 2010. We may have further comment upon receipt and review.

Management's Discussion and Analysis, page 40

2.	We note your response to comment 10 from our letter dated January 15, 2010 and
	the reference to the newly-added disclosure on pages 40 to 41. Please revise this
	section to discuss the events, trends, risks and uncertainties attendant to the
	company's underlying organic growth other than those you attribute to the global
	economic recession.

Determination of Fair Market Value of our Common Shares, page 79

Stock-Based Compensation, page 81

3.	Refer to your response to comment 13 from our letter dated January 15, 2010.
	We will complete our review when you disclose the anticipated offering price.

Exhibits

4.	We note your response to comment 18 from our letter dated January 15, 2010 and
	that you will be submitting under separate cover a request for confidential
	treatment for certain portions of the BreconRidge manufacturing services
	agreement, now filed as Exhibit 10.59. Your exhibit index also indicates that you
	will be submitting a request for confidential treatment for the Flextronics
	manufacturing services agreement, now filed as Exhibit 10.60. Please note that
	our separate review of the requests for confidential treatment may result in
	changes to your prospectus disclosure and that all issues must be resolved prior to
	effectiveness of your registration statement.

	As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

	We direct your attention to Rules 460 and 461 regarding requesting acceleration
of a registration statement. Please allow adequate time after the filing of any amendment
for further review before submitting a request for acceleration. Please provide this
request at least two business days in advance of the requested effective date.

Donald W. Smith
Mitel Networks Corporation
February 16, 2010
Page 3

You may contact Gopal Dharia, Staff Accountant, at (202) 551-3353 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact John Zitko, Attorney-Adviser, at (202) 551-3399, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me at (202) 551-3350 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: By facsimile to (416) 360-2132
        Adam M. Givertz, Esq.
        Shearman & Sterling LLP